Filed by InterMedia Outdoor Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934
Subject Company: Outdoor Channel Holdings, Inc.
Commission File No.: 000-17287

Outdoor Channel and InterMedia Outdoor Holdings Announce Extension of Stockholder Election Deadline

TEMECULA, Calif. — March 4, 2013—Outdoor Channel Holdings, Inc. (NASDAQ: OUTD)(the “Company” or “Outdoor Channel”) and InterMedia Outdoor Holdings, Inc. (“IMOH”) announced that Outdoor Channel and IMOH have agreed to extend the deadline for Outdoor Channel stockholders to elect the form of merger consideration they wish to receive in connection with the proposed acquisition of Outdoor Channel by IMOH to 5:00 P.M., New York City time, on March 8, 2013 (the “Election Deadline”).

As previously announced, Outdoor Channel stockholders can elect, for each share of Outdoor Channel common stock held, either cash, IMOH common stock, or a mix of cash and IMOH common stock, according to the terms set forth in the proxy statement/prospectus.  Elections for all cash and elections for all stock may be subject to proration. In order for an election to be effective, the exchange agent, Computershare Trust Co., must receive a properly completed Election Form and Letter of Transmittal prior to the Election Deadline. Outdoor Channel stockholders who have already submitted a completed Election Form and Letter of Transmittal, but wish to change their consideration election, may withdraw such submission and resubmit a new Election Form and Letter of Transmittal to the exchange agent prior to the Election Deadline.

Copies of the Election Form and Letter of Transmittal and proxy statement/prospectus were mailed to Outdoor Channel stockholders on or about February 12, 2013, and contain additional information regarding the transaction and making a consideration election.  Outdoor Channel stockholders are urged to carefully review the proxy statement/prospectus and the other materials included or incorporated by reference therein. This information has not changed and is not otherwise modified by this extension of the Election Deadline.

If you have any questions, please call the information agent for the transaction, Georgeson Inc. at (888) 293-6812 (toll free) or (212) 440-9800 (banks and brokers).

About Outdoor Channel Holdings, Inc.
The Company owns and operates Outdoor Channel and Winnercomm Inc. and offers programming that captures the excitement of hunting, fishing, shooting, adventure and the Western lifestyle and can be viewed on multiple platforms including high definition, video-on-demand, as well as on a dynamic broadband website. Winnercomm is one of America’s leading and highest quality producers of live sporting events and sports series for cable and broadcast television. The Company also owns and operates the SkyCam and CableCam aerial camera systems which provide dramatic overhead camera angles for major sports events, including college and NFL football.

About InterMedia Outdoors, Inc.
InterMedia Outdoors, Inc. is a multimedia company serving outdoors enthusiasts in the United States, with the largest network of websites dedicated to the hunting, shooting and fishing category; a portfolio of 15 market-leading enthusiast magazines including Guns & Ammo, Petersen’s Hunting and InFisherman; a television production business producing original branded hunting, shooting and fishing themed programming including category-leading shows North American Whitetail, Guns & Ammo TV and InFisherman TV, with over 220 episodes produced annually in high definition; and a content library in excess of 16,000 hours of video content.

About Sportsman Channel, Inc.
The Sportsman Channel, Inc. is a national television network fully devoted to the more than 82 million sportsmen and outdoor enthusiasts throughout the United States, delivering programming focused exclusively on hunting, shooting and fishing themed programming. The Sportsman Channel is available in both high definition and standard definition. Nielsen estimated that The Sportsman Channel had approximately 30.1 million cable, satellite and telco subscribers for November 2012.

Safe Harbor Statement

Certain matters discussed in this news release, with the exception of historical matters, may be forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release.  You should understand that the following important factors, in addition to those risk factors disclosed in the Company’s current and periodic reporting filed with the SEC and those discussed in “Risk Factors” in the Registration Statement on Form S-4 filed by IMOH with respect to the proposed transaction and in the documents which are incorporated by reference therein, could affect the future results of the Company and IMOH after the consummation of the transaction, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

—	failure of Company stockholders to adopt the merger agreement;

—	the risk that the businesses will not be integrated successfully;

—	the risk that synergies will not be realized;

—	the risk that the combined company following this transaction will not realize on its financing strategy;

—	litigation in respect of either company or the mergers; and

—	disruption from the mergers making it more difficult to maintain certain strategic relationships.

The Company also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. The Company undertakes no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

This communication is being made in respect of a proposed business combination involving Outdoor Channel and InterMedia Outdoors Holdings, LLC. In connection with the proposed transaction, the Registration Statement on Form S-4, as amended (Registration No. 333-185106), filed by IMOH on November 21, 2012 with the SEC, that includes the proxy statement of Outdoor Channel and that also constitutes a prospectus of IMOH, was declared effective on February 11, 2013.

On February 12, 2013, Outdoor Channel commenced the mailing of the definitive proxy statement/prospectus with respect to the transaction to stockholders of Outdoor Channel. OUTDOOR CHANNEL URGES INVESTORS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER

DOCUMENTS INCLUDED AND INCORPORATED THEREIN AND FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Outdoor Channel through the web site maintained by the SEC at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents filed with the SEC can also be obtained on Outdoor Channel’s website at www.outdoorchannel.com.

PROXY SOLICITATION

Outdoor Channel and its respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Outdoor Channel stockholders in favor of the acquisition. A description of the interest of Outdoor Channel’s directors and executive officers in Outdoor Channel is set forth in the proxy statement for Outdoor Channel’s 2012 annual meeting of stockholders, which was filed with the SEC on April 19, 2012. Details of any benefits in connection with the proposed transaction are described in the definitive proxy statement/prospectus. You can find information about Outdoor Channel’s executive officers and directors in its annual report on Form 10-K filed with the SEC on March 9, 2012. You can obtain free copies of these documents from Outdoor Channel in the manner set forth above.